Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	November 9, 2010
TSX: SVM

SILVERCORP REPORTS RECORD ORE PRODUCTION FOR Q2 OF FISCAL 2011: SALES UP 45%, NET INCOME UP 40%

VANCOUVER, British Columbia – November 09, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reported its unaudited financial and operating results for the second quarter ended September 30, 2010 (“Q2 2011”). The following financial results are expressed in US dollars (US$) unless stated otherwise.

SECOND QUARTER HIGHLIGHTS

  Silvercorp overcame the flood damage at the Ying Mining Camp caused by the heavy storm in July and achieved record ore production of 154,445 tonnes;

  Silver production of 1.34 million ounces, a 17% increase compared to 1.15 million ounces in the second quarter of fiscal 2010 (“Q2 2010”). This production number exceeded previous guidance of a 10% reduction in production for the quarter and is only 3% below the record production of 1.39 million ounces in last quarter;

  Net income of $12.5 million, or $0.08 per share, a 40% increase from a year ago. Excluding all non-operational items, adjusted net earnings was $14.7 million, or $0.09 per share;

  Sales increased 45% to $36.3 million compared to Q2 2010, driven by increased quantities of silver, lead and zinc metals sold and higher realized prices;

  Cash flow from operations before non-cash working capital changes increased 21% to $18.8 million;

  Achieved total production cost of negative $5.17 per ounce of silver and a cash cost of negative $6.30 per ounce of silver, making Silvercorp an industry leading low-cost producer;

  Dividend payment of $3.2 million, or CAD$0.02 per share;

  Total cash, cash equivalents and short term investments increased to $110.2 million; and

  On November 8, 2010, Silvercorp signed agreements to acquire a 70% interest in the BYP gold- lead-zinc property in Hunan Province, China. This acquisition marks another significant step for the Company’s growth and allows Silvercorp to establish a third production base in China.

FINANCIALS

For the second quarter of fiscal 2011, Silvercorp recorded net income of $12.5 million, or $0.08 per share, representing a 40% increase compared to the same quarter last year of $8.9 million or $0.06 per share. Net earnings were affected by the following non-operational items: (1) $1.4 million dilution gain on our investment in New Pacific Metals Corp., an affiliate of the Company; (2) $1.8 million Chinese withholding tax payment on dividends received by Silvercorp from its Chinese subsidiary; (3) an additional $1.8 million Chinese withholding tax accrued on dividends to be received in the third quarter of fiscal 2011 by Silvercorp; (4) a loss on plant and equipment of $0.5 million due to the heavy storm in July; and (5) miscellaneous income of $0.5 million. Excluding these items, adjusted net earnings was $14.7 million, or $0.09 per share.

For the six months ended September 30, 2010, net income increased 62% to $26.6 million or $0.16 per share, compared to net income of $16.4 million, or $0.10 per share a year ago. Earnings improved primarily due to higher metal production and higher realized selling prices.

Sales in the second quarter were $36.3 million, an increase of 45% from $25.1 million in the same quarter last year. The increase was attributable to higher quantities of metals sold and higher realized selling prices for all metals produced by the Company. In Q2 2011, the Company sold 1.34 million ounces of silver plus 17.0 million pounds of lead, and 3.9 million pounds of zinc, representing an increase of 17%, 12%, and 2%, respectively, compared to 1.15 million ounces of silver, 15.2 million pounds of lead, and 3.8 million pounds of zinc in Q2 2010. The average realized selling prices for silver, lead, and zinc increased to $14.63/oz., $0.81/lb., and $0.67/lb., respectively, up by 33%, 21%, and 26%, respectively, compared with the metal prices realized in Q2 2010. Higher metal production and realized selling prices also resulted in revenue increasing by 53% to $73.1 million for the six months period ended September 30, 2010.

Cost of sales for the quarter were $9.8 million, representing a 63% increase as the Company mined 51% more and milled 61% more ore compared to the same quarter last year. For the six months period ended September 30, 2010 and 2009, cost of goods sold were $19.9 million and $11.9 million, respectively. The cost of goods sold increased correspondingly with increased sales.

Gross profit margin for the quarter was 73%, slightly lower than the 76% margin in the same quarter last year, which was mainly due to a decrease in overall head grade to 312.0g/t from 421.1g/t in the same quarter last year, as the percentage of ore production from HPG, LM and TLP mines increased. For the six months ended September 30, 2010 and 2009, gross profit margin was 73% and 75%, respectively.

In Q2 2011, the Company generated $18.8 million of cash flows from operating activities before non-cash working capital changes, representing a 21% increase from Q2 2010. For the six months ended September 30, 2010, cash flow from operating activities before changes in non-cash working capital was $40.3 million, a 51% improvement from the same period last year.

The Company ended the quarter with $110.2 million in cash and short term investments, up 16% from $94.7 million as at March 31, 2010.

OPERATIONS

In Q2 2011, Silvercorp not only overcame the flood damage at the Ying Mining Camp caused by the heavy storm in July and eliminated its estimated 10% reduction in production, but also achieved record ore production of 154,445 tonnes, which was 51% more than the ore production in Q2 2010. For the six months ended September 30, 2010, the Company mined 299,427 tonnes of ore, a 45% increase from the same period last year of 206,385 tonnes. The record mine production was contributed by increased production from the TLP, HPG, and LM mines.

A total of 150,553 tonnes of ore was milled in the quarter, representing a 61% increase compared to 93,772 tonnes of ore milled in the same quarter last year. During the six months ended September 30, 2010, 299,742 tonnes of ore was milled, up 63% compared to last year. The increased mill throughput was achieved as the second mill at Ying Mining Camp commenced operations at the beginning of 2010, which results in a total milling capacity of 2,500 tonnes per day, providing room to accommodate future mine production growth.

Consolidated total production cost per ounce of silver was negative $5.17 and the cash cost per ounce of silver was negative $6.30, comparable to the total production costs and cash production costs per ounce of silver of negative $5.61 and negative $6.33 respectively in same quarter last year. During the six months ended September 30, 2010, the consolidated total production cost and cash costs per ounce of silver were negative $5.19 and negative $6.31, respectively, compared to negative $4.94 and negative $5.70, a year ago. The improvement was mainly attributable to the increased by-product credits resulting from higher realized lead and zinc prices.

Silvercorp’s total operational results for the past five quarters are summarized at Table 1 below:

Table 1: Total Operational Results	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
	30-Sept-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09

Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,065	3,426	2,485	3,428	3,589
Ore to be milled (tonne)	151,380	141,556	78,549	115,907	98,872
	154,445	144,982	81,034	119,335	102,461
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,065	3,426	2,485	3,428	3,589
Ore Milled (tonne)	147,488	145,763	131,436	87,032	90,183
	150,553	149,189	133,921	90,460	93,772

Mining costs per tonne of ore mined ($)	49.12	48.61	57.06	57.81	57.05
Cash Mining Cost per tonne of ore mined ($)	40.36	40.33	47.36	48.93	49.48
Non Cash Mining Cost per tonne of ore mined ($)	8.76	8.28	9.70	8.88	7.57

Head Grade of Run of Mine Ore
Silver (gram/tonne)	312.0	326.3	303.8	440.8	421.1
Lead (%)	5.6	6.1	5.7	8.3	7.9
Zinc (%)	1.9	2.0	1.6	3.0	2.8

Total Production Cost per ounce of Silver ($)	(5.17)	(5.21)	(4.61)	(6.87)	(5.61)

Total Cash Cost per ounce of Silver ($)	(6.30)	(6.31)	(5.64)	(7.73)	(6.33)

Metal Sales
Silver (in thousands of ounce)	1,343	1,387	1,079	1,220	1,150
Lead (in thousands of pound)	17,028	18,803	14,921	16,211	15,199
Zinc (in thousands of pound)	3,869	4,431	2,747	4,454	3,803

In Q2 2011, 82% of Silvercorp’s silver production was from the Ying Mine (96% in Q2 2010). The operational results for the past five quarters at the Ying Mine are summarized at Table 2 below:

Table 2: Ying Mine Operational Results	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
	30-Sept-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09

Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,017	3,339	2,418	3,357	3,550
Ore to be milled (tonne)	82,187	79,873	54,174	82,711	79,713
	85,204	83,212	56,592	86,068	83,263

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,017	3,339	2,418	3,357	3,550
Ore Milled (tonne)	79,995	81,898	70,214	70,776	80,657
	83,012	85,237	72,632	74,133	84,207

Mining costs per tonne of ore mined ($)	54.79	55.10	57.50	56.90	54.71
Cash Mining Cost per tonne of ore mined ($)	42.66	43.83	45.60	45.75	46.16
Non Cash Mining Cost per tonne of ore mined ($)	12.13	11.27	11.84	11.15	8.55

Head Grade of Run of Mine Ore
Silver (gram/tonne)	461.0	470.5	429.3	488.5	452.5
Lead (%)	7.9	8.1	7.6	9.0	8.1
Zinc (%)	2.8	2.8	2.8	3.4	3.0

Total Production Cost per ounce of Silver ($)	(6.94)	(5.83)	(6.14)	(7.47)	(5.51)

Total Cash Cost per ounce of Silver ($)	(7.99)	(6.80)	(7.26)	(8.36)	(6.24)

Metal Sales
Silver (in thousands of ounce)	1,095	1,147	836	1,086	1,107
Lead (in thousands of pound)	13,486	14,230	11,097	14,327	14,084
Zinc (in thousands of pound)	3,275	3,605	2,747	4,038	3,707

EXPLORATION AND PROJECT DEVELOPMENT

Ying Mining Camp, Henan Province, China

In Q2 2011, Ying Mining Camp incurred exploration and development expenditures of $5.5 million. These expenditures were mainly used to delineate and upgrade mineral resources by tunnelling and diamond drilling, and to sink shafts and declines. During the current quarter, a total of 16,636 meters of tunnel, 33,189 meters of diamond drilling and 793 meters of shaft and declines were completed.

Silvertip Project, British Columbia, Canada

In Q2 2011, the surface drill program at the Silvertip Project has drilled 6,063 meters from 20 drill holes. Assay results are pending. Silvercorp has also conducted a 4,113 line kilometers VTEM airborne geophysical survey over an area of 367 square kilometers and completed certain studies and reports required for a B.C. Small Mine Permit application. As of September 30, 2010, $5.4 million was incurred on the Silvertip project, of which $3.6 million was for exploration and permitting and $1.8 million was for camp and infrastructure.

OUTLOOK FOR FISCAL YEAR 2011

Ying Mining Camp, Henan Province, China

As of September 30, 2010, the Company has mined 299,427 tonnes of ore at grades of 319 g/t silver, 5.8% lead and 1.9% zinc. For the whole fiscal year 2011, the Company’s production target is to produce approximately 570,000 tonnes of ore at a grade of 320 g/t silver, 6% lead and 2% zinc, yielding 5.3 million ounces of silver, 72 million pounds of lead and 17 million pounds of zinc.

Using the average metal prices in Q2 2011 and the above projected production figures, the Company’s mining operations in fiscal 2011 are expected to generate revenues of approximately $150 million, and cash flow from operations of $85 million. Capital expenditures for fiscal 2011 are budgeted at $13 million at the Ying Mining Camp - including $7 million for the Ying Mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

GC Project, Guangdong Province, China

At the GC Project in Guangdong Province, China, Silvercorp submitted a mining permit application to the Ministry of Land and Resources (“MOLAR”). MOLAR has accepted the application along with all supporting documents. The Company expects to receive the mining permit in the next quarter. Once the GC mining permit is granted, the Company plans to commence the construction of a 1,500 tonnes per day mine and mill operation.

BYP Project, Hunan Province, China

On November 8, 2010, Silvercorp announced that it has signed a share purchase agreement and a Sino-Foreign cooperative joint venture contract to acquire a 70% equity interest in Yunxiang Mining Co. Ltd. (“Yunxiang”), a local private mining company in Hunan Province. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc (Au-Pb-Zn) Mine, located 220 km southwest, or a 3 hour drive, from Changsha, Hunan’s capital city. The cost of the share purchase and the Joint Venture capital investment is approximately US$33 million for Silvercorp. Full details are in a separate press release issued by the Company on November 8, 2010.

Silvertip Project, British Columbia, Canada

Within the next six months, the Company intends to complete the necessary studies required for the submission of a B.C. Small Mine Permit application for an operation with an annual capacity of up to 75,000 tonnes. The Small Mine Permit will allow Silvercorp to commence early production, focusing on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing tunnels. Expected cash flows from the small mining operation will then help finance further exploration to expand both the resource and mine operations.

Exploration drilling will continue to mid-December 2010 with a target of 15,000 meters of drilling. The total capital expenditure budget for calendar year 2010 at the Silvertip project will be approximately $7-8 million, including $4-5 million for exploration, and $3 million for permitting, camp facilities, and related infrastructure development.

Future Acquisitions

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects in addition to continually seeking out acquisitions projects in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Wednesday, November 10, 2010
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-332-0107
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at:	www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets - Unaudited
(Expressed in thousands of U.S. dollars)

	September 30, 2010	March 31, 2010
ASSETS

Current Assets
Cash and cash equivalents	$66,263	$50,618
Short term investments	43,926	44,041
Accounts receivable, prepaids and deposits	2,767	2,474
Inventories	3,070	3,175
Current portion of future income tax assets	419	112
Amounts due from related parties	54	138
	116,499	100,558

Long term prepaids and deposits	1,272	505
Long term investments	19,866	14,838
Restricted cash	77	78
Plant and equipment	31,422	29,024
Mineral rights and properties	146,118	133,248
Future income tax assets	1,312	1,203
	$316,566	$279,454

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$13,913	$7,504
Deposits received	1,688	6,737
Bank loan and notes payable	-	1,465
Current portion of asset retirement obligations	306	292
Dividends payable	3,207	3,238
Income tax payable	1,208	1,658
Current portion of future income tax liabilities	1,781	-
Amounts due to related parties	5,380	-
	27,483	20,894

Future income tax liabilities	19,865	19,475
Asset retirement obligations	2,477	2,357
	49,825	42,726

Non-controlling interests	26,422	21,738

SHAREHOLDERS' EQUITY

Share capital	150,465	145,722
Contributed surplus	4,826	4,702
Reserves	31,893	31,893
Accumulated other comprehensive income	15,136	14,910
Retained earnings	37,999	17,763
	240,319	214,990

	$316,566	$279,454

SILVERCORP METALS INC.
Consolidated Statements of Operations - Unaudited
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009

Sales	$36,338	$25,085	$73,067	$47,657

Cost of sales	8,235	5,173	16,899	10,145
Amortization and depletion	1,522	824	3,049	1,753
	9,757	5,997	19,948	11,898

Gross profit	26,581	19,088	53,119	35,759

Expenses
Accretion of asset retirement obligations	40	31	80	62
Amortization	159	168	303	370
Foreign exchange loss (gain)	376	82	(168)	(1,434)
General exploration and property investigation expenses	1,110	959	2,435	3,266
Impairment charges and bad debt	-	(79)	-	698
Investor relations	86	110	171	181
General and administrative	3,273	1,807	7,498	4,532
Professional fees	337	663	574	1,238
	5,381	3,741	10,893	8,913
	21,200	15,347	42,226	26,846
Other income and (expenses)
Equity loss on investment in NUX	(58)	(136)	(96)	(218)
Dilution gain on investment in NUX	1,394	-	1,394	-
Gain on disposal of mineral rights and properties	-	-	537	-
Loss on disposal of plant and equipment	(449)	(871)	(449)	(1,127)
Unrealized gain (loss) on held-for-trading securities	126	(11)	77	(11)
Interest expenses	(10)	-	(30)	-
Interest income	326	160	591	398
Other income	84	53	196	213
	1,413	(805)	2,220	(745)

Income before income taxes and non-controlling interests	22,613	14,542	44,446	26,101

Income tax expense
Current	4,807	1,940	7,524	3,518
Future	807	412	1,341	226
	5,614	2,352	8,865	3,744

Income before non-controlling interests	16,999	12,190	35,581	22,357

Non-controlling interests	(4,548)	(3,297)	(9,029)	(5,977)

Net income	12,451	8,893	$26,552	$16,380

Basic earnings per share	$0.08	$0.06	$0.16	$0.10
Diluted earnings per share	$0.08	$0.05	$0.16	$0.10
Weighted Average Number of Shares Outstanding - Basic	164,934,678	161,590,262	164,825,570	161,588,640
Weighted Average Number of Shares Outstanding - Diluted	165,703,536	163,359,824	165,642,570	162,923,835

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows - Unaudited
(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Cash provided by (used in)
Operating activities
Net income for the period	$12,451	$8,893	$26,552	$16,380
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	40	31	80	62
Amortization and depletion	1,681	992	3,352	2,123
Equity loss on investment in NUX	58	136	96	218
Dilution gain on investment in NUX	(1,394)	-	(1,394)	-
Future income tax expenses	807	412	1,341	226
Impairment charges and bad debt	-	(79)	-	698
Unrealized loss (gain) on held-for-trading securities	(126)	11	(77)	11
Gain on disposal of mineral rights and properties	-	-	(537)	-
Loss on disposal of plant and equipment	449	871	449	1,127
Non-controlling interests	4,548	3,297	9,029	5,977
Stock-based compensation	447	509	1,227	899
Unrealized foreign exchange loss (gain)	(135)	498	193	(1,018)
Changes in non-cash operating working capital	(4,131)	345	(2,434)	(403)
Cash provided by operating activities	14,695	15,916	37,877	26,300

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(6,263)	(5,568)	(11,918)	(7,740)
Proceeds on disposals	-	-	537	-
Plant and equipment
Acquisition	(2,624)	(419)	(3,407)	(808)
Proceeds on disposals	1	119	1	120
Long-term investments
Acquisition	(2,019)	(1,323)	(2,019)	(1,323)
Net redemption (purchase) of short term investments	15,585	(4,772)	209	(720)
Prepayments to acquire plant and equipment	(421)	(1,579)	(1,232)	(1,999)
Cash provided by (used in) investing activities	4,259	(13,542)	(17,829)	(12,470)

Financing activities
Advance to related parties, net of repayments received	318	(84)	305	(104)
Bank loan and notes payable
Proceeds	-	-	-	2,927
Repayments	-	-	(1,473)	(658)
Non-controlling interests
Distribution	-	(3,293)	-	(3,293)
Cash dividends distributed	(3,174)	(2,762)	(6,374)	(5,532)
Capital stock
Proceeds from issuance of common shares	829	57	2,017	57
Cash used in financing activities	(2,027)	(6,082)	(5,525)	(6,603)

Effect of exchange rate changes on cash and cash equivalents	1,840	(220)	1,122	1,119

Increase (decrease) in cash and cash equivalents	18,767	(3,928)	15,645	8,346

Cash and cash equivalents, beginning of period	47,496	53,744	50,618	41,470

Cash and cash equivalents, end of period	$66,263	$49,816	$66,263	$49,816

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q2 Fiscal 2011	Three months ended September 30, 2010
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	3,017	48	-	3,065
Stockpiled Ore (tonne)	82,187	15,112	54,081	151,380
	85,204	15,160	54,081	154,445

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,017	48	-	3,065
Ore Milled (tonne)	79,995	15,848	51,645	147,488
	83,012	15,896	51,645	150,553

Mining cost per tonne of ore mined($)	54.79	71.46	33.92	49.12
Cash mining cost per tonne of ore mined ($)	42.66	64.21	30.04	40.36
Non cash mining cost per tonne of ore mined($)	12.13	7.25	3.88	8.76

Unit shipping costs($)	3.50	2.98	3.03	3.28

Milling cost per tonne of ore milled ($)	13.36	13.33	12.50	13.06
Cash milling cost per tonne of ore milled($)	11.51	11.85	10.99	11.36
Non cash milling cost per tonne of ore milled ($)	1.86	1.48	1.51	1.69

Average Production Cost
Silver ($ per ounce)	2.84	10.04	7.83	3.93
Gold($ per ounce)	156.87	604.63	-	225.85
Lead($ per pound)	0.16	0.56	0.44	0.22
Zinc ($ per pound)	0.13	0.45	0.34	0.18

Production Cost and Cash Cost Per Ounce of Silver
Total production cost per ounce of Silver ($)	(6.94)	6.09	1.05	(5.17)
Total cash cost per ounce of Silver ($)	(7.99)	5.05	(0.61)	(6.30)

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	91.8	86.9	91.6
Lead (%)	96.3	93.9	89.9	95.1
Zinc (%)	71.5	44.9	65.9	70.1

HeadGrades of Run of Mine Ore
Silver (gram/tonne)	461.0	178.0	114.0	312.0
Lead (%)	7.9	3.2	2.6	5.6
Zinc (%)	2.8	0.4	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,095	79	168	1,343
Gold (in thousands of ounce)	0.2	0.1	-	0.3
Lead(in thousands of pound)	13,486	1,020	2,522	17,028
Zinc (in thousands of pound)	3,275	60	534	3,869
Metal Sales
Silver ($)	15,993	1,168	2,481	19,642
Gold ($)	135	111	-	246
Lead($)	10,945	831	2,077	13,853
Zinc ($)	2,213	40	344	2,596
	29,287	2,150	4,902	36,338
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.60	14.73	14.79	14.63
Gold ($ per ounce)	806.78	887.41	-	841.19
Lead($ per pound)	0.81	0.81	0.82	0.81
Zinc ($ per pound)	0.68	0.66	0.64	0.67

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q2 Fiscal 2010	Three months ended September 30, 2009
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,550	37	2	3,589
Stockpiled Ore (tonne)	79,713	11,614	7,545	98,872
	83,263	11,651	7,547	102,461

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,550	37	2	3,589
Ore Milled (tonne)	80,657	8,640	886	90,183
	84,207	8,677	888	93,772

Mining cost per tonne of ore mined ($)	54.71	84.53	74.56	57.05
Cash mining cost per tonne of ore mined($)	46.16	77.69	70.46	49.48
Non cash mining cost per tonne of ore mined($)	8.55	6.85	4.10	7.57

Unit shipping costs($)	3.45	3.09	3.16	3.39

Milling cost per tonne of ore milled ($)	10.16	13.89	8.71	10.06
Cash milling cost per tonne of ore milled ($)	9.19	12.92	7.68	9.09
Non cash milling cost per tonne of ore milled ($	0.96	0.97	1.02	0.97

Average Production Cost
Silver ($ per ounce)	2.53	4.55	3.46	2.63
Gold($ per ounce)	110.57	268.51	-	149.85
Lead($ per pound)	0.16	0.25	0.23	0.16
Zinc ($ per pound)	0.12	0.11	-	0.13

Total production cost per ounce of Silver ($)	(5.51)	(9.17)	(3.43)	(5.61)
Total cash cost per ounce of Silver ($)	(6.24)	(9.63)	(3.64)	(6.33)

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	86.4	81.7	92.6
Lead (%)	96.6	89.1	85.6	96.1
Zinc (%)	71.2	59.0	-	70.9

HeadGrades of Run of Mine Ore
Silver (gram/tonne)	452.5	217.7	107.7	421.1
Lead (%)	8.1	4.8	4.9	7.9
Zinc (%)	3.0	0.4	-	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,107	36	7	1,150
Gold (in thousands of ounce)	0.1	0.2	-	0.3
Lead(in thousands of pound)	14,084	1,022	93	15,199
Zinc (in thousands of pound)	3,707	96	-	3,803
Metal Sales
Silver ($)	12,178	374	83	12,635
Gold ($)	48	140	-	188
Lead($)	9,546	641	72	10,259
Zinc ($)	1,974	29	-	2,003
	23,746	1,184	155	25,085
Average Selling Price,Net of Value Added Tax andSmelter Charges
Silver ($ per ounce)	11.00	10.39	11.68	10.99
Gold ($ per ounce)	480.00	700.00	-	626.67
Lead($ per pound)	0.68	0.63	0.78	0.67
Zinc ($ per pound)	0.53	0.30	-	0.53

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q2 Fiscal 2011	Six months ended September 30, 2010
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	6,356	125	10	6,491
Stockpiled Ore (tonne)	162,060	32,943	97,933	292,936
	168,416	33,068	97,943	299,427

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	6,356	125	10	6,491
Ore Milled (tonne)	161,893	33,924	97,434	293,251
	168,249	34,049	97,444	299,742

Mining cost per tonne of ore mined($)	54.97	62.69	33.77	48.89
Cash mining cost per tonne of ore mined ($)	43.27	56.34	29.97	40.36
Non cash mining cost per tonne of ore mined ($)	11.71	6.35	3.80	8.53

Unit shipping costs($)	3.56	3.38	3.22	3.43

Milling cost per tonne of ore milled ($)	13.52	12.67	13.16	13.30
Cash milling cost per tonne of ore milled ($)	11.78	11.25	11.45	11.61
Non cash milling cost per tonne of ore milled ($)	1.74	1.42	1.70	1.69

Average Production Cost
Silver ($ per ounce)	2.95	7.44	7.80	3.90
Gold ($ per ounce)	169.13	456.28	449.11	230.11
Lead ($ per pound)	0.16	0.39	0.42	0.21
Zinc ($ per pound)	0.13	0.28	0.35	0.17

Production Cost andCash Cost Per Ounce of Silver
Total production cost per ounce of Silver ($)	(6.37)	(0.26)	0.50	(5.19)
Total cash cost per ounce of Silver ($)	(7.38)	(1.51)	(1.28)	(6.31)

Total Recovery of the Run of Mine Ore
Silver (%)	92.0	90.7	86.0	91.2
Lead (%)	96.3	93.8	89.8	95.2
Zinc (%)	70.4	52.7	69.9	69.8

HeadGrades of Run of Mine Ore
Silver (gram/tonne)	465.4	178.5	114.9	318.8
Lead (%)	8.0	4.1	2.6	5.8
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,243	170	317	2,730
Gold (in thousands of ounce)	0.6	0.5	0.2	1.3
Lead(in thousands of pound)	27,716	2,805	5,311	35,831
Zinc (in thousands of pound)	6,880	268	1,151	8,299
Metal Sales
Silver ($)	31,949	2,440	4,561	38,950
Gold ($)	508	444	158	1,110
Lead($)	21,528	2,129	4,155	27,812
Zinc ($)	4,311	147	737	5,195
	58,296	5,160	9,611	73,067
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.24	14.35	14.39	14.27
Gold ($ per ounce)	816.52	879.67	831.41	842.88
Lead ($ per pound)	0.78	0.76	0.78	0.78
Zinc ($ per pound)	0.63	0.55	0.64	0.63

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q2 Fiscal 2010	Six months ended September 30, 2009
	YING	HPG& LM	TLP	Total

Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	7,323	144	8	7,475
Stockpiled Ore (tonne)	162,188	24,993	11,729	198,910
	169,511	25,137	11,737	206,385

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	7,323	144	8	7,475
Ore Milled (tonne)	157,987	16,520	1,531	176,038
	165,310	16,664	1,539	183,513

Mining cost per tonne of ore mined ($)	53.77	54.79	69.92	54.81
Cash mining cost per tonne of ore mined($)	44.26	53.28	65.93	46.59
Non cash mining cost per tonne of ore mined ($)	9.51	1.51	3.99	8.22

Unit shipping costs($)	3.50	3.21	2.99	3.44

Milling cost per tonne of ore milled ($)	11.13	12.41	11.41	11.16
Cash milling cost per tonne of ore milled ($)	10.13	11.40	10.35	10.17
Non cash milling cost per tonne of ore milled ($	0.99	1.01	1.05	0.99

Average Production Cost
Silver ($ per ounce)	2.52	4.43	2.51	2.60
Gold ($ per ounce)	116.39	253.50	-	147.21
Lead ($ per pound)	0.15	0.24	0.16	0.15
Zinc ($ per pound)	0.12	0.16	-	0.12

Total production cost per ounce of Silver ($)	(4.84)	(8.23)	(4.29)	(4.94)
Total cash cost per ounce of Silver ($)	(5.61)	(8.65)	(4.43)	(5.70)

Total Recovery of the Run of Mine Ore
Silver (%)	93.1	86.7	84.6	92.8
Lead (%)	96.5	91.6	89.8	96.2
Zinc (%)	73.7	65.7	-	73.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470.0	225.6	95.5	437.9
Lead (%)	8.6	5.8	5.3	8.3
Zinc (%)	3.0	0.6	-	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,241	71	14	2,326
Gold(in thousands of ounce)	0.2	0	-	0.6
Lead (in thousands of pound)	29,101	1,950	190	31,242
Zinc (in thousands of pound)	7,286	253	-	7,539
Metal Sales
Silver ($)	23,406	704	149	24,259
Gold($)	106	255	1	362
Lead ($)	18,035	1,146	126	19,307
Zinc ($)	3,626	103	-	3,729
	45,173	2,208	276	47,657
Average Selling Price, Net of Value AddedTax andSmelter Charges
Silver ($ per ounce)	10.44	9.92	10.35	10.43
Gold($ per ounce)	481.82	637.50	-	589.58
Lead ($ per pound)	0.62	0.59	0.66	0.62
Zinc ($ per pound)	0.50	0.41	-	0.49